 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Sherman, John J. (Last) (First) (Middle) 2 Brush Creek Blvd. Suite 200 (Street) Kansas City, MO 64112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Inergy LP NRGY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/28/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President/CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Units								$305.47467	I	Employee Unit Purchase Plan
Common Units								$10,000	I	Note (1)
Common Units								$394,601	I	Note (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Sr. Subordinated Units	1 for 1	03/28/2003		J*			39,000	Note (3)		Common Units	39,000		$920,954	I	Note (4)
Sr. Subordinated Units	1 for 1							Note (3)		Common Units			$1,807	I	Note (5)
Jr. Subordinated Units	1 for 1	03/28/2003		J*			19,500	Note (6)		Common Units	19,500		$487,563	I	Note (4)

Explanation of Responses:

(*)The subordinate units reported as being disposed of were transferred by New Inergy Propane, LLC to Inergy Holdings, LLC and thereupon immediately transferred, as part of a reorganization, to an interest owner of Inergy Holdings, LLC in exchange for a portion of his ownership interests in Inergy Holdings.
(1) These units are held by Inergy Partners, LLC of which Inergy Holdings, LLC has 100% voting control. Mr. Sherman holds an ownership interest in and has voting control of Inergy Holdings. Mr. Sherman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.
(2) These units are held by IPCH Acquisition Corp., a wholly-owned subsidiary of Inergy Holdings, LLC. Mr. Sherman holds an ownership interest in and has voting control of Inergy Holdings. Mr. Sherman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.
(3) The Sr. Subordinated Units will convert into common units, if at all, once the Issuer meets certain financial tests set forth in the partnership agreement but generally not before June 30, 2006.
(4) These subordinated units are held by New Inergy Propane, LLC, of which Inergy Partners, LLC has 100% voting control. Inergy Holdings, LLC has 100% voting control of Inergy Parners. Mr. Sherman holds an ownership interest in and has voting control of Inergy Holdings. Mr. Sherman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.
(5)These subordinated units are held by Inergy Holdings, LLC. Mr. Sherman holds an ownership interest in and has voting control of Inergy Holdings. Mr. Sherman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest.
(6) The Junior Subordinated Units will convert into common units, if at all, once the Issuer meets certain financial tests set forth in the partnership agreement but generally not before June 30, 2008.

By:	Date:
/s/ John J. Sherman	03/28/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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